Exhibit 99.1

ELBIT IMAGING ANNOUNCES AVAILABILITY OF INVESTOR RELATIONS
PRESENTATION RELATING TO INDIA OPERATIONS

Tel Aviv, Israel, June 23, 2008, Elbit Imaging Ltd. (the “Company”) (NASDAQ: EMITF) announced today that the Company has placed an Investor Relations Presentation relating to its India-based operations on the Company’s website at: www.elbitimaging.com under: “Investor Relations -Company Presentations - Company Presentations 6/2008.”

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe, and India; (ii) hotel ownership, primarily in major European cities, as well as operation, management and sale of hotels through EI’s subsidiary, Elscint Ltd.; (iii) investments in research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through EI’s subsidiary, InSightec Ltd.; and (iv) activities involving the distribution and marketing of women’s fashion and accessories through EI’s wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture capital investments.

Any forward-looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotel business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to image guided treatment, economic conditions, as well as certain other risk factors that are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, EI’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 2, 2007.

For Further Information:

Company Contact	Investor Contact (US)
Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	Grayling Global
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO	Investor Contact (Israel)
Elbit Imaging Ltd.	Mor Dagan
(972-3) 608-6024	KM / KCSA Investor Relations Ltd.
dudim@elbitimaging.com	(972-3) 5167620
mor@km-ir.co.il